Filed Pursuant to Rule 433 Registration No. 333-212571 Fact Sheet | May 8, 2018

Dual Directional Notes

Issuer:	Barclays Bank PLC	Hypothetical Payment at Maturityƚ
Tenor:	Approximately 2 years and 6 months
Reference Assets:	The S&P 500® Index (Bloomberg ticker: “SPX <Index>”) and the Russell 2000® Index (Bloomberg ticker: “RTY <Index>”) (each, an “Index”)
Upside Leverage Factor:	[1.05 – 1.10], to be determined on the Initial Valuation Date
Buffer Percentage:	For each Index, 15.00% of its Initial Level
CUSIP / ISIN:	06746X7M9 / US06746X7M93
Initial Level:	For each Index, its Closing Level on the Initial Valuation Date
Final Level:	For each Index, its Closing Level on the Final Valuation Date
Initial Valuation Date:	May 31, 2018
Issue Date:	June 5, 2018
Final Valuation Date:	November 30, 2020
Maturity Date:	December 3, 2020
Selected Structure Definition
Payment at Maturity:	If you hold your notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes equal to:
	• If the Index Return of the Least Performing Index is positive, an amount calculated as follows:
	$1,000 + ($1,000 x Index Return of Least Performing Index x Upside Leverage Factor)

	• If the Index Return of the Least Performing Index is less than or equal to 0.00% but greater than or equal to -15.00%, an amount calculated as follows:	Least Index Return	Payment at Maturityƚ	Total Return on Notesƚ
	$1,000 + [$1,000 x Index Return of Least Performing Index x -1]	80.00%	$1,840.00	84.00%
	• If the Index Return of the Least Performing Index is less than -15.00%, an amount calculated as follows:	60.00%	$1,630.00	63.00%
		40.00%	$1,420.00	42.00%
	$1,000 + [$1,000 x (Index Return of Least Performing Index + Buffer Percentage)]	30.00%	$1,315.00	31.50%
	In this circumstance, you will lose 1.00% of the principal amount for every 1.00% that the Index Return of the Least Performing Index falls below -15.00%. You may lose up to 85.00% of your principal at maturity.	20.00%	$1,210.00	21.00%
		10.00%	$1,105.00	10.50%
		0.00%	$1,000.00	0.00%

All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated April 30, 2018 (the “Pricing Supplement”). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

The notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the notes. Any payment on the notes, including any Payment at Maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and the exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.

		-5.00%	$1,050.00	5.00%
		-10.00%	$1,100.00	10.00%
		-15.00%	$1,150.00	15.00%
		-20.00%	$950.00	-5.00%
		-30.00%	$850.00	-15.00%
		-40.00%	$750.00	-25.00%
		-60.00%	$550.00	-45.00%
		-80.00%	$350.00	-65.00%
		ƚ Assuming that the Upside Leverage Factor will be set at 1.05

Fact Sheet | May 8, 2018

Dual Directional Notes

Summary Characteristics of the Notes

▪      Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 1.25% of the principal amount of the notes, or up to $12.50 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.

▪      Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $940.00 and $968.00 per note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.

▪      Potential for Significant Loss—The terms of the notes provide only for a partial return of principal, and you are not guaranteed any return of principal. If the Index Return of the Least Performing Index is less than -15.00%, you will lose 1.00% of the principal amount of your notes for every 1.00% that the Index Return of the Least Performing Index falls below -15.00%. You may lose up to 85.00% of the principal amount of your notes.

▪      Payment at Maturity Is Based Solely on Closing Level of Least Performing Index on Final Valuation Date—Each Final Level and Index Return will be based solely on the Closing Level of the respective Index on the Final Valuation Date. Therefore, if the level of any Index drops on or before the Final Valuation Date, your Payment at Maturity may be significantly less than it would have been had it been linked to the level(s) of such Index prior to such drop.

▪      Return Linked Only to Least Performing Index—Your return on the notes will be determined based solely on the performance of the Least Performing Index, regardless of the performance of the other Index.

Summary Risk Considerations

▪      Credit of Issuer—The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any Payment at Maturity, under the terms of the notes.

▪      U.K. Bail-In Power—Each holder of notes agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.

▪      Historical Performance—The historical performance of each Index is not an indication of the future performance of such Index over the term of the notes.

▪      Conflict of Interest—We and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the notes.

▪      Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.

▪      Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.

Other Information

This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying index supplement, prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

https://www.creativeservices.barclays/docs/200007927/06746X7M9.pdf

You may access the index supplement, prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes,” or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.

You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.